UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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ELKCORP
(Name of Subject Company)

ELKCORP
(Name of Person Filing Statement)

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Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

David G. Sisler
Senior Vice President, General Counsel and Secretary
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254
(972) 851-0500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

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WITH COPIES TO:

Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

   ☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Item 1. Subject Company Information .............................................................................................................	3
Item 2. Identity and Background of Filing Person ........................................................................................	3
Item 3. Past Contracts, Transactions, Negotiations and Agreements .......................................................	4
Item 4. The Solicitation or Recommendation .................................................................................................	6
Item 5. Persons/Assets Retained, Employed, Compensated or Used ........................................................	15
Item 6. Interests in Securities of the Company ..............................................................................................	16
Item 7. Purposes of the Transaction and Plans or Proposals ......................................................................	16
Item 8. Additional Information to be Furnished ............................................................................................	17
Item 9. Exhibits ....................................................................................................................................................	22

Item 1. Subject Company Information.

     Name and Address. The name of the subject company is ElkCorp, a Delaware corporation (the “Company”). The address and telephone number of the Company’s principal executive office is 14911 Quorum Drive, Suite 600, Dallas, Texas 75254, (972) 851-0500.

     Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the Company’s common stock, par value $1.00 per share (the “Shares”), including the associated Series A Participating Preferred Stock purchase rights (the “Rights”) issued pursuant to a Rights Agreement, dated as of July 7, 1998, between the Company (formerly Elcor Corporation) and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, as amended on November 5, 2006, and December 18, 2006, and as may be further amended from time to time (the “Rights Agreement”). Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to the holders of Rights pursuant to the Rights Agreement.

     As of January 31, 2007, there were 20,630,457 Shares issued and outstanding, 1,334,020 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding options, 581,700 Shares subject to outstanding performance stock awards, 66,007 Shares available for future awards under the Company’s equity incentive compensation plan and no shares of preferred stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

     Name and Address. The Company is filing this Statement. The information about the Company’s address and telephone number above under Item 1 is incorporated herein by reference. The Company’s website address is www.elkcorp.com. The information on the Company’s website should not be considered a part of this Statement.

     Tender Offer. This Statement relates to the tender offer by BMCA Acquisition Sub Inc. (the “Offeror”), a Delaware corporation and wholly owned subsidiary of BMCA Acquisition Inc. (“Parent”), which is a Delaware corporation and wholly owned subsidiary of Building Materials Corporation of America (“BMCA”), to purchase all of the outstanding Shares of the Company, including the associated Rights, at a price of $43.50 per Share, net to the seller in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Offeror’s offer to purchase, dated January 18, 2007, as amended on January 23, 2007 and January 30, 2007 (the “Offer to Purchase”), and the related letter of transmittal. The consideration offered per Share, together with all the terms and conditions of the Offeror’s tender offer, is referred to in this Statement as the “Tender Offer”.

     The Tender Offer is disclosed in a Tender Offer Statement on Schedule TO filed by the Offeror with the Securities and Exchange Commission (the “Commission”) on January 18, 2007, as amended on January 23, 2007 and January 30, 2007 (the “Schedule TO”). The Offer to Purchase states that the Offeror intends, as soon as practicable after consummation of the Tender Offer, to have the Company consummate a second-step merger (the “Merger”) in which each then outstanding Share (other than Shares acquired by the Offeror in the Tender Offer) will be converted into the right to receive an amount per Share equal to the highest price per Share paid by the Offeror pursuant to the Tender Offer, without interest. According to the Offer to Purchase, the Tender Offer is subject to a number of conditions, which are listed below under Item 8(a). The Offer to Purchase also states that BMCA filed the required Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) on November 6, 2006, and the relevant waiting period expired on December 6, 2006.

     The Offer to Purchase states that the address of the principal executive office of the Offeror is 1361 Alps Road, Wayne, New Jersey 07470 and its telephone number is (201) 628-3000.

     BMCA Irrevocable Offer. On January 29, 2007, following negotiations between the Company and BMCA, BMCA and certain of its affiliates submitted an irrevocable, binding offer (the “BMCA Irrevocable Offer”) to enter into a merger agreement (the “Proposed Merger Agreement”) by which the Offeror would acquire all of the outstanding Shares of the Company at a price of $43.50 per Share. Under the terms of the BMCA Irrevocable Offer, the Offeror would amend the Tender Offer to conform the Tender Offer to the terms of the Proposed Merger Agreement (the Tender Offer as so amended, the “Proposed Tender Offer”). Under the terms of the Proposed Merger Agreement, following completion of the Proposed Tender Offer, the parties would complete a second-step merger (the “Proposed Merger”) in which all remaining outstanding Shares would be cancelled and converted into $43.50 per Share in cash, without interest, or such higher amount as may be paid for Shares in the Proposed Tender Offer. Consummation of the Proposed Tender Offer and the Proposed Merger are subject to customary closing conditions. The BMCA Irrevocable Offer expires only if not accepted by the Company on or before February 6, 2007.

     The foregoing summary of the BMCA Irrevocable Offer does not purport to be complete and is qualified in its entirety by reference to the Offer Letter, dated January 29, 2007, from Parent, the Offeror and BMCA, to the Special Committee of the Board of Directors of the Company (the “Offer Letter”) which is included as Exhibit (a)(6) to this Statement, which is incorporated herein by reference.

     IMPORTANT: This Statement that you are reading does not address the BMCA Irrevocable Offer. If the Company accepts the BMCA Irrevocable Offer, the parties would enter into the Proposed Merger Agreement and the Offeror would amend the Tender Offer to reflect the terms of the Proposed Merger Agreement, which are more favorable to the Company and its shareholders than the current terms of the Tender Offer. If that occurs, the Board of Directors of the Company (the “Board”) will make a revised recommendation with respect to such amended offer. However, until such amendment occurs, the Board recommends that shareholders reject the Tender Offer in its current form and not tender their Shares into the Tender Offer. As of the date of this Statement, the Board has not changed or withdrawn its previously disclosed recommendation that shareholders accept the Carlyle Amended Tender Offer (as defined below under Item 8(b)) to purchase all of the outstanding Shares, including the associated Rights, at a price of $42.00 per Share in cash, without interest.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

(a) Arrangements with Executive Officers and Directors of the Company.

     1. Cash Consideration Payable Pursuant to the Tender Offer. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Tender Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company. As of January 31, 2007, the Company’s directors and executive officers beneficially owned in the aggregate 462,737 Shares (excluding options to purchase Shares and unvested shares of restricted stock). If the directors and executive officers were to tender all 462,737 Shares beneficially owned by them for purchase pursuant to the Tender Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and officers would receive an aggregate of $20,129,059 in cash. As discussed below under Item 4(c), to the knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially owned by such person for purchase pursuant to the Tender Offer.

     In addition, if following completion of the Tender Offer, the Offeror were to own at least 40 percent of the Company’s outstanding Shares (a “Tender Offer Change of Control”), all unvested options to purchase Shares would vest automatically. As of January 31, 2007, the Company’s directors and executive officers held options to purchase 975,308 Shares in the aggregate, 180,775 of which were unvested, with exercise prices ranging from $11.3125 to $31.83 and an aggregate weighted exercise price of $24.32 per Share.

     In addition, upon a Tender Offer Change of Control, each restricted Share, including each such Share held by directors and executive officers of the Company, will vest in full, and each performance stock award, whether vested or unvested, including each such award held by executive officers, that is outstanding immediately prior to the Tender Offer Change of Control will be deemed to be earned at the maximum level set forth in the applicable award agreement, and will become fully vested. As of January 31, 2007, the Company’s directors and executive officers held 112,322 unvested restricted Shares in the aggregate and 488,985 Shares underlying performance stock awards.

     2. Cash Consideration Payable Pursuant to the Carlyle Amended Tender Offer and the Carlyle Amended Merger Agreement. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Carlyle Amended Tender Offer (as defined below under Item 8(b)), they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company. As noted above, as of January 31, 2007, the Company’s directors and executive officers beneficially owned in the aggregate 462,737 Shares (excluding options to purchase Shares and unvested Shares of restricted stock). If the directors and executive officers were to tender all 462,737 Shares beneficially owned by them for purchase pursuant to the Carlyle Amended Tender Offer and those Shares were accepted for purchase and purchased by Carlyle Offeror (as defined below under Item 8(b)), the directors and officers would receive an aggregate of $19,434,954 in cash.

     Under the terms of the Carlyle Amended Merger Agreement (as defined below under Item 8(b)), each option to purchase Shares granted under the employee and director stock plans of the Company, whether vested or unvested, that is outstanding immediately prior to the effective time of the Carlyle Merger (as defined below under Item 8(b)) would, unless otherwise agreed upon by the holder, upon completion of the Carlyle Merger, be cancelled and the holder of such option, including each director and executive officer, would receive an amount in cash equal to the product of (x) the excess, if any, of $42.00 over the exercise price per Share of such option multiplied by (y) the total number of Shares subject to such option. As noted above, as of January 31, 2007, the Company’s directors and executive officers held options to purchase 975,308 Shares in the aggregate, 794,533 of which were vested and exercisable as of that date, with exercise prices ranging from $11.3125 to $31.83 and an aggregate weighted exercise price of $24.32 per Share. Of the unvested options, all 180,775 would vest automatically upon a change of control of the Company, which would occur upon the completion of the Carlyle Amended Tender Offer pursuant to the terms of the Company’s equity award plans.

     Pursuant to the terms of the Company’s equity award plans, each restricted Share, including each such Share held by directors and executive officers, would vest in full upon the completion of the Carlyle Amended Tender Offer. Under the terms of the Carlyle Amended Merger Agreement, immediately prior to completion of the Carlyle Merger, each restricted Share, including each such Share held by directors and executive officers, would be converted into the right to receive $42.00. In addition, pursuant to the terms of the Company’s equity award plans, upon the completion of the Carlyle Amended Tender Offer, each performance stock award, including each such award held by executive officers, would be deemed to be earned at the maximum level set forth in the applicable award agreement, become fully vested and, except as otherwise elected by the holder thereof pursuant to a valid deferral election, be settled by the delivery of Shares to the holder thereof, provided that if and to the extent Shares have not previously been delivered to a holder in respect of such earned and vested performance stock awards (and to the extent not deferred as described below), under the terms of the Carlyle Amended Merger Agreement, the holder thereof would be entitled to receive, upon completion of the Carlyle Merger, an amount in cash equal to $42.00 in respect of each Share earned with respect to the performance stock award. However, in connection with the transactions contemplated by the Carlyle Amended Merger Agreement, 17 members of management have elected to defer taxation on performance stock awards by electing to defer the receipt of some or all of the Shares underlying such awards to a date after the consummation of the transactions contemplated by the Carlyle Amended Merger Agreement that is specified in the individual’s deferral election forms. Under these elections, from the completion of the Carlyle Merger to the date that such deferred amounts are ultimately settled, subject to the holder’s execution of an equity rollover agreement with Carlyle Parent (as defined below under Item 8(b)), the deferred amounts would be deemed notionally invested in vested deferred capital stock of Carlyle Parent. If no such rollover agreement is entered into, the cash value of the deferred performance stock awards (based on the per Share amount payable pursuant to the Carlyle Amended Merger Agreement) would be paid to the holder in January 2008. As of January 31, 2007, the number of restricted Shares held by the Company’s directors and executive officers as a group that would vest upon the completion of the Carlyle Amended Tender Offer is 112,322 in the aggregate, and the number of Shares underlying performance stock awards held by the Company’s executive officers as a group that would vest upon the completion of the Carlyle Amended Tender Offer is 488,985 in the aggregate. Messrs. Karol, Nowak, Fisher, Kiik and Sisler and all executive officers as a group have elected to defer performance stock awards with respect to approximately 160,000, 26,316, 30,795, 8,815, 29,000 and 293,596 Shares, respectively.

     3. Other. The Company recently amended its deferred compensation plan to permit participants, including executive officers, to receive distributions of their deferred compensation upon a change of control, or upon the first anniversary of the change of control. Pursuant to the terms of severance agreements between the Company and certain of its executive officers, including each of Messrs. Karol, Nowak, Fisher, Kiik and Sisler (which are described in the Company’s Proxy Statement on Schedule 14A, dated September 22, 2006, sent by the Company to its shareholders in connection with the 2006 Annual Meeting of Shareholders (the “2006 Proxy Statement”), the applicable portions of which are filed as Exhibit (e)(1) to this Statement), in the event that the executive officer were subject to the so-called “golden parachute” excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, the executive officer would be entitled to an additional payment such that the executive officer would be placed in the same after-tax position as if no excise tax had been imposed. Except as described in this Statement and on pages 12 through 23 of the 2006 Proxy Statement filed as Exhibit (e)(1) to this Statement, to the knowledge of the Company, as of the date of this Statement, there is no material agreement, arrangement or understanding, nor actual or potential conflict of interest between the Company or any of its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) the Offeror or its executive officers, directors or affiliates.

(b) Arrangements with the Offeror.

     BMCA Proposed Merger Agreement and Proposed Tender Offer. On January 29, 2007, following negotiations between the Company and BMCA, the Special Committee received the BMCA Irrevocable Offer to enter into the Proposed Merger Agreement by which the Offeror would acquire all of the outstanding Shares of the Company at a price of $43.50 per Share. Under the terms of the BMCA Irrevocable Offer, the Offeror would amend the Tender Offer to conform the Tender Offer to the terms of the Proposed Merger Agreement. Under the terms of the Proposed Merger Agreement, following completion of the Proposed Tender Offer, the parties would complete the Proposed Merger in which all remaining outstanding Shares would be cancelled and converted into $43.50 cash per Share, without interest, or such higher amount as may be paid for Shares in the Proposed Tender Offer. The BMCA Irrevocable Offer specified that the Proposed Merger Agreement would not be a legally binding obligation of BMCA, Parent or the Offeror until the following conditions are satisfied: (1) prior to 5:00 p.m. New York City time on January 29, 2007, the Company shall have notified Carlyle Parent in writing of its intention to terminate the Carlyle Amended Merger Agreement and shall have promptly provided

Parent with a copy of such notice; (2) the Carlyle Amended Merger Agreement shall have been terminated, and the Company shall have promptly delivered to Parent and the Offeror a signed counterpart of the Proposed Merger Agreement and the accompanying proposed guarantee and proposed amendment to the Confidentiality Agreement (as defined below); and (3) the Company shall have approved and executed the proposed amendment to the Rights Agreement in the form as proposed by BMCA and delivered a copy to Parent. The letter specified that the conditions must be satisfied on or prior to February 6, 2007 (or in the case of the notification of Carlyle Parent under condition (1), on or prior to 5:01 p.m. on January 29, 2007). In the afternoon of January 29, 2007, prior to 5:01 p.m., the Company delivered a notice to Carlyle notifying Carlyle Parent of its intent to terminate the Carlyle Amended Merger Agreement. On January 30, 2007, the Company received notice that Carlyle had determined not to submit a revised proposal to the Company. Carlyle also confirmed in writing that it was waiving the five business day period to which it is entitled under the Carlyle Amended Merger Agreement.

     Confidentiality Agreement. On December 29, 2006, the Company entered into a confidentiality and standstill agreement (the “Confidentiality Agreement”) with BMCA and BMCA’s affiliate Heyman Investment Associates Limited Partnership (“Heyman Investment”) in connection with BMCA’s consideration of a possible negotiated transaction with the Company. Pursuant to the Confidentiality Agreement, the Company agreed to provide to BMCA and Heyman Investment certain confidential information regarding the Company, and BMCA and Heyman Investment agreed to keep such information confidential (subject to certain exceptions, including disclosure to representatives who agree to be bound by the terms of the Confidentiality Agreement and as required by law) and to use such information solely for the purpose of evaluating a possible acquisition of the Company.

     The Confidentiality Agreement includes customary standstill provisions restricting the ability of BMCA, Heyman Investment and their affiliates and representatives to acquire more than an additional 2% of the Company’s common stock or to propose or seek to acquire control of the Company or to take certain other actions with respect to the Company, in each case unless invited to do so by the Company. These provisions terminate six months from the date of the agreement, or earlier under some circumstances. However, these standstill provisions do not apply to the Tender Offer or any other offer or proposal that provides for per Share consideration that is not less than $40.00 per Share and otherwise is on terms not materially less favorable to the Company’s shareholders than the Tender Offer.

     In connection with the BMCA Irrevocable Offer, BMCA proposed an amendment to the Confidentiality Agreement specifying that, with certain exceptions, the standstill period would be extended to January 29, 2008, and replacing, in certain circumstances, the reference to $40.00 in the Confidentiality Agreement with $43.50.

     The foregoing summary of the Confidentiality Agreement and the proposed amendment to the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit (e)(7), with respect to the Confidentiality Agreement, and Exhibit D to the Offer Letter which is included as Exhibit (a)(6), with respect to the proposed amendment, which are incorporated herein by reference.

     The Offeror remains subject to the Company’s Rights Agreement (see Item 1 above and Item 8(c) below). However, in connection with the BMCA Irrevocable Offer, the Offeror has proposed an amendment to the Rights Agreement (described in Item 8(c) below).

Item 4. The Solicitation or Recommendation.

(a) Position of the Special Committee and the Board; Reasons for the Recommendation.

     Position of the Special Committee and the Board. Federal securities laws require the Board to make a recommendation to shareholders with respect to the Tender Offer on its current terms, and without giving effect to the BMCA Irrevocable Offer, the terms of which are not currently reflected in the Tender Offer. Concerning the Tender Offer on its current terms, after careful consideration by a committee of the Board composed of all of the Company’s independent, non-management directors (the “Special Committee”) and the Board, including a thorough review of the Tender Offer with their outside legal and financial advisors, the Special Committee and, on the recommendation of the Special Committee, the Board, have determined that the Tender Offer, in its current form, is excessively conditional and potentially illusory, and is inferior to, and less favorable to the Company and its shareholders than, the terms agreed to and offered by BMCA in the BMCA Irrevocable Offer. Accordingly, the Board recommends that the Company’s shareholders reject the Tender Offer and not tender their Shares in the Tender Offer. Messrs. Karol and Nowak abstained from the Board’s determinations, as they have with respect to approval of the transactions with Carlyle.

     IMPORTANT: This recommendation that you are reading does not address the BMCA Irrevocable Offer. If the Company accepts the BMCA Irrevocable Offer, the parties would enter into the Proposed Merger Agreement and the Offeror would amend the Tender Offer to reflect the terms of the Proposed Merger Agreement, which are more favorable to the Company and its shareholders than the current terms of the Tender Offer. If that occurs, the Board will make a revised recommendation with respect to such amended offer. However, until such amendment occurs, the Board recommends that shareholders reject the Tender Offer in its current form and not tender their Shares in the Tender Offer. As of the date of this Statement, the Board has not changed or withdrawn its previously disclosed recommendation that shareholders accept the Carlyle Amended Tender Offer to purchase all of the outstanding Shares, including the associated Rights, at a price of $42.00 per Share in cash, without interest.

     The Special Committee and the Board reserve the right to revise the recommendation in the event that the Company enters into the Proposed Merger Agreement and BMCA amends its Tender Offer to include the agreed-upon terms, or if circumstances shall otherwise change. Any such change in the recommendation of the Special Committee or the Board will be communicated to shareholders as promptly as practicable in the event that such a determination were to be made. A letter communicating the Special Committee’s and the Board’s recommendation to holders of Shares is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference.

(b)(1) Reasons for the Recommendation.

     In reaching their respective determinations to recommend that the Company’s shareholders not accept the Tender Offer in its current form, the Special Committee and the Board each considered that the Tender Offer in its current form is inferior to the terms that BMCA has agreed to and offered in the BMCA Irrevocable Offer and the Proposed Merger Agreement, which, among other things, is subject to fewer conditions and contains stronger and more specific commitments from the Offeror to complete the Proposed Tender Offer on a timely basis on the agreed-upon terms. In these regards, the Special Committee and the Board concluded that:

• The Tender Offer in its Current Form is Excessively Conditional. The Tender Offer in its current form is subject to numerous conditions, which are listed below under Item 8(a), the satisfaction of some of the most important of which are at the “reasonable” discretion of the Offeror. In addition, the Offeror has reserved the right to amend the Tender Offer at any time in its reasonable discretion. These conditions are broadly drafted, some are entirely inappropriate in any event, and some of the more important conditions provide the Offeror the reasonable discretion to make subjective determinations as to the occurrence of circumstances which would enable the Offeror not to consummate the Tender Offer. Further, the Offeror would have the right to declare a condition not satisfied even if the failure to be satisfied was caused by the action or inaction of the Offeror or any affiliate of the Offeror. Thus, the conditions create substantial uncertainty as to whether the Offeror would be required to consummate the Tender Offer, and appear inappropriate and non-customary for a transaction in which the Offeror has received extensive non-public information from the Company.

• The Terms of the BMCA Irrevocable Offer and Proposed Merger Agreement are Superior. As noted above, the Proposed Merger Agreement is subject to fewer conditions and contains stronger and more specific commitments from the Offeror to complete the Proposed Tender Offer on a timely basis on the agreed-upon terms. In particular, the Offeror is only entitled to extend or delay the Proposed Tender Offer under specific and limited circumstances and, if the Offeror fails to complete the Proposed Tender Offer, under specified circumstances the Offeror will be required to pay the Company a $35 million termination fee.

     The Special Committee and the Board also considered that in order for the Tender Offer to proceed, the Company would need to terminate the Carlyle Amended Merger Agreement and pay an affiliate of Carlyle a termination fee of $29 million. In connection with the BMCA Irrevocable Offer and Proposed Merger Agreement, if accepted by the Company, BMCA has agreed to reimburse the full amount of the Carlyle termination fee within one business day of payment by the Company to Carlyle, but has made no such commitment in connection with the Tender Offer in its current form.

     The foregoing discussion of the information and factors considered by the Special Committee and Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered, the Special Committee and Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that shareholders reject the Tender Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Special Committee and Board may have given differing weights to different factors. Throughout their deliberations, the Special Committee and the Board consulted with their outside legal and financial advisors.

(b)(2) Background.

     The Company continually reviews its strategic alternatives (including acquisitions by the Company), and from time to time has engaged in conversations with other industry participants and with investment bankers covering the building products industry.

     In July 2006, a company that has a division operating in the residential building products sector (“Participant 1”) and Mr. Thomas Karol, the Company’s chairman and chief executive officer, engaged in discussions initially concerning the possible sale of Participant 1’s building products division to the Company and later concerning a potential strategic combination of the Company and Participant 1. Intermittent preliminary discussions with Participant 1 continued over the next several weeks. In connection with these discussions, Mr. Karol worked with UBS Securities LLC (“UBS”) to prepare financial analyses of potential transactions between the Company and Participant 1. In late July 2006, representatives of The Carlyle Group, a global private investment firm (“Carlyle”), contacted Mr. Karol to indicate potential interest in acquiring the Company. In mid-August, representatives of Carlyle contacted Mr. Karol again to indicate potential interest in acquiring the Company and discussed the possible contemporaneous acquisition by Carlyle of another industry participant. On August 15, Carlyle sent to the Company a letter outlining potential terms of an acquisition of the Company by Carlyle at an indicated price of $32.00 per Share in cash, subject to due diligence and other conditions. On August 17, the Board met in Dallas to review the Company’s strategic alternatives, with UBS attending telephonically. At this meeting, the Board asked management and UBS to prepare a more detailed analysis of the Company’s strategic alternatives, and authorized management to continue discussions with Participant 1 concerning a stock-for-stock strategic transaction and to report back to the Board. The Board also determined to engage UBS to act as the Company’s financial advisor. After the Board meeting, the Company and Participant 1 entered into a confidentiality and standstill agreement and engaged in intermittent discussions.

     On September 15, another company that operates in the residential roofing business (“Participant 2”) sent the Company a confidential preliminary proposal which contemplated an acquisition of the Company in a cash transaction at $37.00 per Share. On September 18, Carlyle sent to the Company a letter reiterating its interest in a transaction at $32.00 per Share in cash, and indicating a willingness to increase its valuation based on due diligence. On September 21, the Board met in Dallas, together with UBS and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), special outside legal advisor to the Company, to discuss the letters from Participant 2 and Carlyle and to review the Company’s strategic alternatives. Following presentations and discussion, and, in light of trends affecting the industry in which the Company participates and trends in the Company’s financial results, the Board determined to engage in a more extensive review of the Company’s strategic alternatives, including a possible merger or sale of the Company. In connection with this review, the Board instructed management and UBS to commence a non-public solicitation process to determine whether acquisition proposals higher than the $37.00 per Share price indicated by Participant 2 could be obtained. Because the Board believed that leaks concerning this process could negatively affect the Company’s employees and the Company’s relationships with customers and suppliers, the Board instructed UBS to target only those potential acquirors deemed likely to have both the interest and ability to acquire the Company. Upon learning that the Company was commencing a formal process, Participant 1 indicated that it would participate only if the Company would work with Participant 1 on an exclusive basis, which the Company declined to do. The Board also established the Special Committee — consisting of all five of the Company’s independent, non-management directors —to oversee the process and to provide direction to management, UBS and Wachtell Lipton. Subsequent to this meeting, the Special Committee retained Citigroup Global Markets Inc. (“Citigroup”) as its financial advisor and engaged Wachtell Lipton as special legal counsel.

     During the next several weeks, UBS contacted, on behalf of the Company, a number of strategic buyers (including Participant 2) and financial buyers (including Carlyle) deemed likely to have both the interest and ability to acquire the Company and taking into account the Board’s instruction to minimize the risk of leaks. Based on the advice of UBS, the Company did not contact BMCA and several other participants in the building materials industry because it was believed that these companies would either be uninterested, or unable to participate competitively for a variety of reasons, including, in the case of BMCA, the asbestos-related bankruptcy of its affiliate, G-I Holdings. Of the parties contacted, several executed confidentiality and standstill agreements and began conducting due diligence investigations of the Company. Participant 2 objected to a provision of the Company’s form of confidentiality and standstill agreement that would prohibit participants in the Company’s process from submitting further bids after a “winner” was chosen. It was the Company’s belief that such a provision was necessary to maximize the price obtained during the process by incentivizing the participants to make their highest and best offers during the process at a time when multiple parties were interested in acquiring the Company. After further discussions, Participant 2 executed a confidentiality and standstill agreement that included the previously disputed provision. During this period, the Board and Special Committee met periodically to monitor the status of the process.

     On November 2, Robert B. Tafaro, the president and chief executive officer of BMCA, which is controlled and majority-owned by Samuel J. Heyman, contacted Mr. Karol to inform him that affiliates of Mr. Heyman had acquired in excess of 10% of the Company’s outstanding common stock and that BMCA would be interested in a business combination with the Company. Mr. Tafaro did not indicate any potential price range for such a transaction. On November 5, Mr. Karol, together with representatives of UBS and Wachtell Lipton, participated in a telephone call with Mr. Heyman, Mr. Tafaro and certain of their employees and outside legal counsel. During this call, Mr. Karol informed Messrs. Heyman and Tafaro that the Company was engaged in a confidential process that might lead to a sale of the Company and stated that Mr. Heyman’s and BMCA’s participation in the process would be welcomed. Mr. Karol offered to provide Mr. Heyman with access to the confidential materials being provided to other bidders, subject to execution of a confidentiality and standstill agreement in the same form executed by the other process participants. The following day, Mr. Tafaro sent a letter to Mr. Karol expressing a “strong interest” in a business combination with the Company at an all cash price to be negotiated, and stating that “we are willing, of course, to execute a customary confidentiality agreement.”

     On November 6, the Company issued a press release announcing that the Company was engaged in a review of the Company’s strategic alternatives, which could include a possible merger or sale of the Company. The Company also announced that it had reduced the triggering threshold of its Rights Agreement to 10%, from 15% (with the proviso that any shareholder that beneficially owned 10% or more of the Company’s stock as of November 6 would not be deemed to have crossed the threshold unless or until such shareholder acquires beneficial ownership of additional shares of Company stock). The Company took this action in order to maintain control over the Company’s process, to limit BMCA’s advantage compared to other interested parties who had not purchased any shares and who had agreed to refrain from such purchases, and to reduce the risk that parties other than BMCA would be discouraged from participating in the process because of any further advantage BMCA might obtain by purchasing additional shares at less than the anticipated price of any potential sale or merger. That same day, BMCA issued a press release disclosing its interest in pursuing a business combination with the Company and, together with Mr. Heyman and certain affiliated entities, publicly filed an Ownership Statement on Schedule 13D disclosing Mr. Heyman’s and BMCA’s beneficial ownership of 10.36% of the common stock of the Company (as of November 1, 2006).

     Over the next nine days, the Company, Wachtell Lipton and UBS discussed the confidentiality and standstill agreement with BMCA’s representatives. Mr. Heyman and BMCA expressed their unwillingness to sign an agreement in the same form that other participants had signed, objecting to certain of the standstill provisions and refusing to relinquish the right to submit bids after the conclusion of the process even if BMCA were not the high bidder. The Board strongly preferred including BMCA in the process but was not willing to grant preferential treatment to BMCA relative to any other participant. In this regard, the Board believed that the best possible result would be obtained for the Company’s shareholders by adhering to process rules that would incentivize all interested bidders to offer their respective highest and best offers during the process while multiple bidders were still involved. In determining not to make an exception for BMCA, the Board considered that BMCA would not be foreclosed from reconsidering its position and joining the process or from making a topping bid. The Board also considered that the Company had not granted similar accommodations to Participant 2, even though Participant 2 had made a written acquisition proposal at $37.00 per Share.

     On the evening of November 13, Mr. Karol, Richard A. Nowak, the Company’s president and chief operating officer, and David G. Sisler, the Company’s senior vice president and general counsel, and representatives of Wachtell Lipton and UBS met in Dallas with Messrs. Heyman and Tafaro and one of their employees. During this meeting, Mr. Heyman reiterated his and BMCA’s interest in acquiring the Company, and again expressed his unwillingness to agree to the standstill provisions of the confidentiality and standstill agreement. Mr. Heyman did not indicate any potential price range for a transaction. Mr. Karol suggested that Messrs. Heyman and Tafaro consider preempting the Company’s exploration process by making a proposal at a compelling price. Regarding the confidentiality and standstill agreement, Mr. Heyman stated that he and BMCA would be willing to proceed without access to non-public information. Mr. Heyman then stated that he would inform the Company of his proposed acquisition price within 48 hours, and then would give the Company the following “choice”: after receiving BMCA’s price, the Company could then decide either to allow BMCA to execute a confidentiality and standstill agreement in the form required by Mr. Heyman or, if the Company still remained unwilling to enter into a confidentiality and standstill agreement in the form required by Mr. Heyman, BMCA would proceed without confidential information.

     However, rather than providing the Company with a proposed price, on November 15, BMCA publicly disclosed and shortly thereafter submitted to Mr. Karol and the Company’s Board, a letter stating that BMCA was prepared to enter into a merger agreement with the Company at a price of $35.00 cash per Share. In the letter, BMCA objected to their exclusion from the ongoing sale process because of the Company’s insistence that BMCA agree to what it regarded as “onerous” standstill provisions. On November 16, the Company issued the following statement regarding BMCA’s announcement:

     “The Board is firmly committed to a fair process that will yield the best result for all shareholders and the Company, and will evaluate and consider BMCA’s proposal in the context of the overall process and all other proposals received.

     “Regarding BMCA’s unwillingness to execute a customary confidentiality and standstill agreement, several parties have already signed our form agreement and are actively participating in our process, including by submitting indications of interest. We have simply requested that BMCA do likewise and participate on a fair and even basis with other interested parties. A number of the assertions in BMCA’s letter are simply incorrect. Among other things, BMCA indicated no willingness to compromise on the terms of the agreement, insisting instead on preferential treatment not justified by their offer.

     “We continue to invite BMCA’s participation in our process on a basis that enhances rather than reduces the likelihood of achieving the best possible result for our shareholders.”

     Over the next several days, Wachtell Lipton and UBS continued to discuss the terms of the confidentiality and standstill agreement with BMCA’s counsel, including offering significant accommodations that the Board and the Special Committee believed would not undermine the goal of maximizing value for shareholders while providing BMCA and its affiliates assurance that the exploration process was bona fide. Thus, the Company’s representatives offered to free BMCA and its affiliates from all standstill restrictions in the event that the Company were to terminate its exploration of strategic alternatives without entering into any transaction. Nevertheless, BMCA remained unwilling to enter into an acceptable confidentiality and standstill agreement.

     Over the next several weeks, participants in the Company’s process continued to conduct due diligence. On December 11, the deadline for submission of final bids, Carlyle submitted a proposal of $37.00 per Share in cash and Participant 2 submitted a proposal of $37.25 per Share in cash. The Carlyle proposal permitted the Company to continue to pay regular quarterly dividends of up to $0.05 per Share per quarter, narrowing the value difference between the bids. In addition, the form of merger agreement submitted by Carlyle contained substantially fewer contingencies and posed substantially less risk of non-consummation than the form of merger agreement submitted by Participant 2. Carlyle’s bid contemplated that certain members of the Company’s current management would invest in, and agree to continue employment with, the Company following an acquisition by Carlyle. However, no specific terms were proposed. Also on December 11, Mr. Tafaro sent Mr. Karol a letter reporting that BMCA had obtained financing commitments for its $35.00 per Share acquisition proposal and that the HSR Act waiting period for its proposed acquisition had expired, and expressing an interest in negotiating a merger agreement.

     Later on December 11, Mr. Tafaro contacted Mr. Karol, and, on December 12, a representative of BMCA contacted a representative of UBS. In each case, BMCA’s representative was informed that the Board would be informed of BMCA’s proposal.

     On Wednesday, December 13, the Board met by telephone, together with representatives of Wachtell Lipton and UBS, to discuss the offers. Following presentations by Wachtell Lipton and UBS and discussion among the Special Committee members, the Board determined that the bids from Carlyle and Participant 2 were too close to distinguish a clear winner, and directed Wachtell Lipton and UBS to seek revised bids from Carlyle and Participant 2. The Board set Saturday, December 16 at noon as the deadline for revised bids. The Board also instructed management to inform Carlyle that Carlyle should not, prior to the December 16 deadline, seek to discuss post-closing employment opportunities or to negotiate the terms, if any, by which members of the Company’s management would invest in or be employed by the Company following a Carlyle acquisition. Mr. Karol confirmed to the Board that no specific terms had been proposed by or discussed with Carlyle. At this juncture, the Board determined not to seek to open negotiations with BMCA. In reaching this determination, the Board considered that: (1) it had received proposals, including executed financing commitments and detailed forms of merger agreement from two bidders at or above $37.00 per Share (compared to $35.00 per Share from BMCA); (2) industry trends were deteriorating and the Company’s recent performance and anticipated second fiscal quarter results reflected those developments (information which was known to participants in the process but not to BMCA, since it had not received non-public information from the Company); (3) the two bidders in the process were expressing dissatisfaction that such process had not been brought to a close; and (4) the form of merger agreement provided by each bidder contained provisions which would enable BMCA or another bidder to prevail if it were to offer a superior transaction.

     Thereafter, representatives of UBS and Wachtell Lipton contacted each of the bidders. Each bidder was told that it would need to increase its price if it wished to distinguish itself. Each bidder was also told of the deadline for revised bids and was advised of the material issues raised by their respective merger agreement forms.

     In the morning of Friday, December 15, the Special Committee met by telephone. At this meeting, Citigroup discussed with the Special Committee certain financial matters pertaining to the Company, including certain revised financial forecasts prepared by the Company’s management.

     On December 16, a representative of UBS spoke with a representative of Carlyle and communicated, among other things, currently obtained information reflecting a weakness in the Company’s anticipated second fiscal quarter results. At the December 16 deadline for submission of final bids, Carlyle had submitted a revised offer of $38.00 per Share in cash, together with committed financing and a revised merger agreement accommodating a significant majority of the Company’s previously expressed concerns. Participant 2 did not submit a revised bid and had withdrawn its $37.25 offer.

     Later on December 16, representatives of UBS and Wachtell Lipton contacted Carlyle and its outside counsel to inform them of certain remaining issues with Carlyle’s bid and proposed form of merger agreement. In the morning of Sunday, December 17, Carlyle’s outside counsel delivered a revised form of merger agreement and related documents.

     In the early evening of Sunday, December 17, the Board and the Special Committee met by telephone, together with representatives of UBS, Wachtell Lipton and Citigroup. Following a discussion by the full Board, Wachtell Lipton and UBS, the Special Committee met with representatives of Citigroup and Wachtell Lipton. Representatives of Citigroup discussed the financial terms of the Carlyle transaction with the Special Committee. After further discussion, the Special Committee determined to recommend and approve the proposed transaction, subject to acceptable resolution of the open issues. Shortly thereafter, the full Board reconvened. After a presentation by them, representatives of UBS informed the Board that UBS would be prepared to deliver an opinion, based upon and subject to the factors and assumptions to be set forth in such opinion, as to the fairness, from a financial point of view, of the $38.00 per Share price. After further discussion, the Board determined that it unanimously (with Messrs. Karol and Nowak abstaining) supported the proposed transaction, and directed UBS and Wachtell Lipton to continue to negotiate with Carlyle to seek to resolve the remaining open points and to obtain assurance as to Carlyle’s understanding of the updated financial information communicated by UBS to Carlyle the previous day, which reflected a weakness in the Company’s anticipated second fiscal quarter results.

     During the next several hours, representatives of UBS and Wachtell Lipton spoke several times to representatives of Carlyle and resolved the open merger agreement issues. Although Carlyle responded adversely to the weakness in the Company’s anticipated second fiscal quarter results, it ultimately determined to proceed to finalize the transaction at the $38.00 price following discussions with representatives of UBS. While these discussions were occurring, at approximately 8:45 p.m. on Sunday evening, Mr. Karol received a letter from Mr. Tafaro stating that BMCA would be commencing a tender offer to acquire all of the outstanding Shares of the Company at a price of $35.00 per Share. The letter stated that the offer “is not conditional on financing” but otherwise contained no details about the offer, such as conditions to consummation or BMCA’s financing.

     Late on Sunday evening, Carlyle’s outside counsel provided Wachtell Lipton with a final, agreed form of merger agreement (the “Carlyle Original Merger Agreement”). Shortly before 1:00 a.m. on Monday, December 18, the directors reconvened telephonically as a combined meeting of the Special Committee and the full Board, together with representatives of UBS, Wachtell Lipton and Citigroup. UBS discussed with the Board the financial aspects of the proposed transaction. Management again reviewed with the Board the long-term prospects for the Company. Wachtell Lipton again reviewed with the Board its fiduciary obligations, summarized the material terms of the proposed merger agreement, and discussed the resolution of all open issues relating to the proposed transaction. The Board also discussed the letter received from BMCA, but determined that the letter did not warrant delaying the certain, $38.00 per Share Carlyle transaction. Also at the meeting, Citigroup rendered to the Special Committee its oral opinion, confirmed by delivery of a written opinion dated December 18, 2006, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $38.00 per Share cash merger consideration to be received by holders of Shares pursuant to the Carlyle Original Merger Agreement was fair, from a financial point of view, to such holders. A representative of UBS then rendered orally to the Board UBS’s opinion, subsequently confirmed in writing, to the effect that, as of December 18, 2006, and based upon and subject to the factors and assumptions set forth in the opinion, the $38.00 per Share cash merger consideration to be received by holders of Shares in the Carlyle transaction was fair, from a financial point of view, to such holders. Following further discussion, the Special Committee, by unanimous vote of all of its members, approved the Carlyle Original Merger Agreement and recommended that the full Board approve and adopt the Carlyle Original Merger Agreement. Following receipt of this recommendation, the Board, by unanimous vote of all of its members (with Messrs. Karol and Nowak abstaining) adopted resolutions approving the execution, delivery and performance of the Carlyle Original Merger Agreement and resolved to recommend that the shareholders of the Company vote to adopt the Carlyle Original Merger Agreement.

     Following the conclusion of the Board meeting, the parties executed the Carlyle Original Merger Agreement. Shortly thereafter, the Company’s outside legal counsel sent an email and left a voicemail for representatives of BMCA stating that the Company would be making an announcement in the morning that would be relevant to BMCA’s plans to commence the $35.00 per Share offer referenced in BMCA’s letter received earlier that evening. In the morning, the Company and Carlyle issued a press release announcing the Carlyle transaction.

     In the evening of Monday, December 18, BMCA submitted a letter to the Board stating that BMCA “is raising its tender offer price from $35.00 to $40.00 per Share cash consideration for all Elk shares.” The letter contained no further details about the offer, such as conditions to consummation or financing.

     During the morning of Wednesday, December 20, the Board met telephonically with representatives of UBS and Wachtell Lipton for an update concerning BMCA’s letter. While this meeting was in progress, BMCA commenced a tender offer to purchase all outstanding Shares for $40.00 per Share (the “BMCA Original Tender Offer”), including filing publicly a Schedule TO with the Commission which contained information about the BMCA Original Tender Offer. In light of this additional information, the Board adjourned its meeting to later in the day. Later in the morning or early afternoon of December 20, Mr. Heyman contacted Mr. Karol and, among other things, invited Mr. Karol or the Company to call Mr. Heyman back to discuss BMCA’s offer. When the Board reconvened, Wachtell Lipton and UBS summarized the terms of the BMCA Original Tender Offer and related financing. Following discussion, the Board made the determination necessary under the Carlyle Original Merger Agreement to enable the Company to engage in discussions and negotiations with, and to provide non-public information to, BMCA. At the same time, the Board identified a number of concerns with the BMCA Original Tender Offer, particularly as to certainty of completion.

     Later that day, in response to the BMCA Original Tender Offer and Mr. Heyman’s telephone call, Wachtell Lipton and UBS spoke with BMCA’s outside counsel to convey the Company’s specific concerns about the BMCA Original Tender Offer.

     At approximately 11:15 p.m. on Sunday, December 24, BMCA’s outside counsel delivered to Wachtell Lipton a form of merger agreement between BMCA and the Company. In the morning of Tuesday, December 26, the Company’s outside legal counsel called BMCA’s legal counsel to convey the Company’s comments and concerns with BMCA’s proposed form of merger agreement.

     Over the next several days, the parties negotiated the terms of a confidentiality and standstill agreement that would allow for the exchange of confidential information, including the disclosure schedules to the Carlyle Original Merger Agreement.

     In the evening of Friday, December 29, BMCA and the Company entered into a confidentiality agreement. This confidentiality agreement includes customary standstill provisions, but BMCA is exempt from and not subject to these standstill provisions in connection with the Tender Offer or any other offer or proposal that provides for per Share consideration that is not less than $40.00 per Share and is otherwise on terms not materially less favorable to the Company’s shareholders than the BMCA Original Tender Offer. Because of its concerns that provisions of the confidentiality agreement to be entered into with BMCA would be inconsistent with certain provisions of the Carlyle Original Merger Agreement, the Company requested a waiver from Carlyle of such provisions. Prior to executing the confidentiality agreement with BMCA, the Company obtained such a waiver from Carlyle.

     Later that Friday night, the Company’s outside counsel provided BMCA’s counsel with a mark-up of BMCA’s proposed form of merger agreement, reflecting the comments conveyed verbally on December 26.

     BMCA was given access to due diligence materials and information beginning the next day. Over the next several weeks, BMCA conducted an extensive due diligence investigation, including plant visits and numerous meetings and telephone calls with members of the Company’s senior management and other Company personnel. In addition, BMCA has been given access to all of the data room materials made available to Carlyle and other bidders, and, in response to detailed requests from BMCA, the Company has provided BMCA with information and access to materials not previously made available to Carlyle or other bidders.

     On Wednesday, January 3, 2007, the Board and the Special Committee held a telephonic update call, together with UBS, Wachtell Lipton and Citigroup. In the afternoon of Friday, January 5, BMCA’s counsel sent to the Company a revised form of merger agreement and debt commitment letter responding to some but not all of the Company’s previously conveyed comments and concerns. On Saturday, January 6, 2007, the Company provided BMCA with written comments concerning BMCA’s financing commitments, and, on Sunday, January 7, Wachtell Lipton and UBS engaged in a discussion with BMCA’s outside legal counsel concerning

BMCA’s revised draft merger agreement, the structure of BMCA’s proposed transaction, and the availability of financing for a transaction structured as a two-step tender offer followed by a merger.

     Later on Sunday, January 7, 2007, the Board and the Special Committee met by telephone, together with representatives of UBS, Wachtell Lipton and Citigroup. Following a discussion by the full Board, the Special Committee met with representatives of Citigroup and Wachtell Lipton. After careful consideration, including a thorough review of the BMCA Original Tender Offer with its outside legal and financial advisors, the Special Committee determined to recommend that the Company’s shareholders reject the BMCA Original Tender Offer and not tender their Shares in the BMCA Original Tender Offer and, separately, authorizing the continuation of negotiations with Mr. Heyman and BMCA. Following receipt of this recommendation, the Board, by unanimous vote of all of its members (with Messrs. Karol and Nowak abstaining), adopted resolutions recommending that shareholders reject the BMCA Original Tender Offer and not tender their Shares in the BMCA Original Tender Offer and, separately, authorizing the continuation of negotiations with Mr. Heyman and BMCA.

     On Monday, January 8, 2007, as required by the rules and regulations of the Commission, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Commission recommending that the Company’s shareholders reject the BMCA Original Tender Offer and not tender their Shares in the BMCA Original Tender Offer. A copy of the January 8, 2007 Schedule 14D-9 is attached hereto as Exhibit (a)(4) and is incorporated herein by reference in its entirety.

     Over the next several days, BMCA continued to conduct due diligence and counsel for BMCA and the Company continued to discuss issues related to the draft merger agreement and BMCA’s efforts to obtain financing commitments that were appropriate for a tender offer structure and with limited conditionality. Despite repeated requests from the Company’s counsel to BMCA’s counsel that BMCA eliminate unnecessary conditionality in its draft merger agreement and obtain financing commitments applicable to a tender offer and second-step merger with limited conditionality, BMCA did not send revised documents.

     In the evening of January 12, 2007, Carlyle sent a letter to the Special Committee proposing that the Company and Carlyle amend the Carlyle Original Merger Agreement to provide for an increase in the consideration per Share from $38.00 to $40.50 and altering the transaction structure to a first-step tender offer followed by a second-step merger. The letter was accompanied by forms of amended and restated merger agreement, guarantee and equity commitment letter, and debt commitment letter from Carlyle’s lenders. The form of debt commitment letter provided for firmly committed financing for both a tender offer and a second-step merger. The letter provided that the revised offer would expire at 8:00 a.m. on Tuesday, January 16, 2007 unless a definitive agreement was reached. The next morning, counsel for the Company received an addendum to Carlyle’s January 12, 2007 letter requiring that the offer be held in confidence and stating that the offer would be immediately withdrawn if the offer were to be “shopped.”

     On the afternoon of January 13, 2007, the Board and Special Committee, together with representatives of UBS, Wachtell Lipton and Citigroup, met to discuss the Carlyle letter and the status of discussions with BMCA. The Board and Special Committee instructed counsel to negotiate with Carlyle’s counsel to agree on mutually satisfactory documentation to effect the revised transaction.

     The Board and Special Committee met again telephonically in the evening of January 14, 2007 with representatives of UBS, Wachtell Lipton and Citigroup. Wachtell Lipton updated the Board and the Special Committee on the status of discussions with Carlyle, discussed remaining open issues with respect to the proposed amended merger agreement and explained the primary differences between the Carlyle Original Merger Agreement and the proposed amended merger agreement. Wachtell Lipton noted that Carlyle’s proposed amended merger agreement and debt financing commitments each provided for limited conditionality and that the debt financing commitments were appropriate for the revised transaction structure, both of which continued to remain outstanding issues with respect to the BMCA Original Tender Offer.

     The Special Committee then met in special session with representatives of Citigroup and Wachtell Lipton. Citigroup discussed with the Special Committee the revised financial terms of the proposed Carlyle transaction as reflected in the Carlyle Revised Merger Agreement (as defined below under Item 8(b)) and rendered to the Special Committee its oral opinion, confirmed by delivery of a written opinion dated January 14, 2007, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $40.50 per Share cash consideration to be received by holders of Shares (other than Carlyle, Carlyle Parent, Carlyle Offeror and their respective affiliates) in the Carlyle Tender Offer and the Carlyle Merger, taken together, pursuant to the Carlyle Revised Merger Agreement was fair, from a financial point of view, to such holders. The Special Committee then unanimously resolved to approve, subject to acceptable resolution of certain open issues, the Carlyle Revised Merger Agreement and the transactions contemplated by the Carlyle Revised Merger Agreement, and recommend that the full Board approve the Carlyle Revised Merger Agreement and recommend that the Company’s shareholders tender their Shares in the Carlyle Tender Offer. The full Board then reconvened with representatives of UBS, Wachtell Lipton and Citigroup. At that meeting, UBS rendered orally to the Board its opinion, subsequently confirmed in writing, to the effect that, as of January 14, 2007, and based upon and subject to the factors and assumptions set forth in the opinion, the $40.50 per Share consideration to be received by holders of the Shares (other than Carlyle Parent, Carlyle Offeror and their respective affiliates) in the Carlyle Tender Offer and the Carlyle Merger, taken together, was fair, from a financial point of view, to such holders. After receiving the Special Committee’s recommendation. the Board, by unanimous vote of all of its members (with Messrs. Karol and Nowak abstaining) adopted resolutions, subject to acceptable resolution of certain open issues, approving the execution, delivery and performance of the Carlyle Revised Merger Agreement and resolved to recommend that the shareholders of the Company tender their Shares in the Carlyle Tender Offer. In the negotiations between Carlyle’s counsel and Wachtell Lipton on January 14 and 15, these open issues were resolved in a manner acceptable to the Board and Special Committee. On January 15, the parties executed the Carlyle Revised Merger Agreement. On the morning of January 16, the Company and Carlyle issued a press release announcing the transaction on the revised terms.

     On January 18, 2007, the Offeror commenced the Tender Offer to purchase all outstanding Shares for $42.00 per Share. On the same day, BMCA terminated the BMCA Original Tender Offer. Also that day, Carlyle Offeror commenced the Carlyle Tender Offer to purchase all outstanding Shares at $40.50 per Share. On January 19, 20 and 21, 2007, BMCA continued its due diligence investigation of the Company, including telephone conference calls with members of management concerning various business issues, and was provided with additional non-public business and legal information.

     In the evening of January 20, 2007, Carlyle Offeror informed the Special Committee that it intended to increase the price per Share offered under the Carlyle Tender Offer to $42.00 per Share.

     On January 21, 2007, the Board and Special Committee, together with representatives of UBS, Wachtell Lipton and Citigroup, met telephonically to discuss the proposed Carlyle Merger Agreement Amendment (as defined below under Item 8(b)). Citigroup rendered to the Special Committee its oral opinion, confirmed by delivery of a written opinion dated January 21, 2007, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $42.00 per Share cash consideration to be received by holders of Shares (other than Carlyle, Carlyle Parent, Carlyle Offeror and their respective affiliates) in the Carlyle Amended Tender Offer and the Carlyle Merger, taken together, pursuant to the Carlyle Merger Agreement Amendment was fair, from a financial point of view, to such holders. The Special Committee then unanimously resolved to approve the Carlyle Merger Agreement Amendment and the transactions contemplated by the Carlyle Merger Agreement Amendment, and recommend that the full Board approve the Carlyle Merger Agreement Amendment and recommend that the Company’s shareholders tender their Shares in the Carlyle Amended Tender Offer. The full Board then reconvened with representatives of UBS, Wachtell Lipton and Citigroup. UBS then rendered orally to the Board its opinion, confirmed by delivery of a written opinion dated January 21, 2007, to the effect that, as of January 21, 2007, and based upon and subject to the factors and assumptions set forth in the opinion, the $42.00 per Share consideration to be received by holders of the Shares (other than Carlyle Parent, Carlyle Offeror and their respective affiliates) in the Carlyle Amended Tender Offer and the Carlyle Merger, taken together, was fair, from a financial point of view, to such holders. After receiving the Special Committee’s recommendation, the Board, by unanimous vote of all of its members (with Messrs. Karol and Nowak abstaining) adopted resolutions approving the execution, delivery and performance of the Carlyle Merger Agreement Amendment and resolved to recommend that the shareholders of the Company tender their Shares in the Carlyle Amended Tender Offer.

     In the evening of January 21, 2007, the parties executed the Carlyle Merger Agreement Amendment. In the morning of January 22, 2007, the Company and Carlyle issued a press release announcing the terms of the Carlyle Amended Tender Offer. Later that day, the Company filed an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 with the Commission recommending that the Company’s shareholders accept the Carlyle Amended Tender Offer and tender their Shares in the Carlyle Amended Tender Offer.

     In the morning of January 23, 2007, the Offeror amended the Tender Offer to increase the price per Share offered under the Tender Offer to $43.50 per Share. That morning, BMCA also sent a letter to the Special Committee proposing that the Company and BMCA enter into a merger agreement providing for a first-step tender offer followed by a second-step merger, for consideration per Share of $43.50. The letter was accompanied by a proposed merger agreement and guarantee by BMCA.

     During the afternoon of January 23, 2007, the Board met telephonically, together with representatives of UBS, Citigroup and Wachtell Lipton, to discuss BMCA’s proposed merger agreement. Following discussion, the Board made the determination necessary under the Carlyle Amended Merger Agreement to enable the Company to re-engage in discussions and negotiations with, and to resume provision of non-public information to, BMCA.

     After several days of discussions and negotiations, including the provision of additional due diligence information, during the early evening of Friday, January 26, 2007, the Special Committee received a letter from BMCA including a revised draft of the proposed merger agreement and debt commitment letter, as well as a guarantee by BMCA. The letter to the Special Committee stated, among other things, that BMCA’s offer was conditioned on the Company’s providing Carlyle with notice of the Company’s intent to terminate the Carlyle Amended Merger Agreement no later than noon on Monday, January 29, 2007.

     In the early evening of Saturday, January 27, 2007, the Board and the Special Committee met telephonically, together with representatives of UBS, Wachtell Lipton and Citigroup, to discuss the proposed merger agreement. Following the meeting, the Special Committee sent a letter replying to BMCA’s proposal, describing its concerns with the proposed merger agreement and financing, and providing some comments on the forms of the merger agreement and debt commitment letter.

     In the early evening of Sunday, January 28, BMCA’s counsel sent the Company a revised letter and a revised form of merger agreement and debt commitment letter responding to some of the Special Committee’s comments and concerns. Later that evening, representatives of Wachtell Lipton and UBS discussed their concerns with the revised proposal with representatives of BMCA and BMCA’s outside legal counsel.

     In the early morning of Monday, January 29, 2007, BMCA sent to the Special Committee a further revised letter and form of merger agreement, as well as a proposed amendment to the standstill provisions of the Confidentiality Agreement. The Special Committee and Board, along with representatives of Wachtell Lipton, UBS and Citigroup, met telephonically in the morning of January 29 to discuss BMCA’s revised proposal. Following the call, a representative of Wachtell Lipton spoke with BMCA’s outside legal advisor, conveying the Special Committee’s remaining concerns. In the late morning, BMCA’s outside legal advisor and other representatives of BMCA telephoned Wachtell Lipton to inform them of the substantial revisions that BMCA was prepared to make to address the Special Committee’s concerns. In the early afternoon, BMCA sent to the Special Committee a further revised letter and revised form of merger agreement, as well as a revised proposed amendment to the Confidentiality Agreement. The letter to the Special Committee stated, among other things, that BMCA’s offer was conditioned on the Company’s providing Carlyle with notice of the Company’s intent to terminate the Carlyle Amended Merger Agreement no later than 5:00 p.m. New York City time that evening.

     In the mid-afternoon on Monday, January 29, 2007, the Board and Special Committee, together with representatives of UBS, Wachtell Lipton and Citigroup, met telephonically to discuss the BMCA proposal. After discussion, the Special Committee unanimously resolved to determine that the BMCA proposal was a “Superior Proposal” as defined in the Carlyle Amended Merger Agreement, and to recommend that the Company notify Carlyle of its intent to terminate the Carlyle Amended Merger Agreement. The full Board then reconvened with representatives of UBS, Wachtell Lipton and Citigroup. After receiving the Special Committee’s recommendation, the Board, by unanimous vote of all of its members (with Messrs. Karol and Nowak abstaining) adopted resolutions approving the determination that the BMCA proposal was a “Superior Proposal” as defined in the Carlyle Amended Merger Agreement, and authorizing the delivery of notice to Carlyle of the Company’s intent to terminate the Carlyle Amended Merger Agreement.

     In the late afternoon of January 29, 2007, prior to 5:00 p.m. New York City time, the Company delivered a notice to Carlyle, with a copy to its outside legal advisor, informing Carlyle of the Company’s intent to terminate the Carlyle Amended Merger Agreement. On January 30, 2007, Carlyle notified the Company that it had determined not to submit a revised proposal in response to the notice sent by the Company to Carlyle of the Company’s intention to terminate the Carlyle Amended Merger Agreement. Carlyle also confirmed in writing that it was waiving the five business day period to which it is entitled under the Carlyle Amended Merger Agreement.

(c) Intent to Tender.

     To the Company’s knowledge, none of its directors, executive officers, affiliates or subsidiaries currently intends to sell or tender for purchase pursuant to the Tender Offer any Shares owned of record or beneficially owned.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

     The Company has retained MacKenzie Partners, Inc. (“MacKenzie Partners”) to assist it in connection with communications with its shareholders with respect to the Carlyle and BMCA proposals, to monitor trading activity in the Shares and to identify investors holding noteworthy positions in street name. The Company has agreed to pay customary compensation for such services and to reimburse MacKenzie Partners for its out-of-pocket expenses in connection with its engagement. The Company has also agreed to indemnify MacKenzie Partners against certain liabilities arising out of or in connection with its engagement.

     The Company has retained Sard Verbinnen & Co. LLC (“Sard Verbinnen”) as its public relations advisor in connection with the Carlyle and BMCA proposals. The Company has agreed to pay customary compensation for such services and to reimburse Sard Verbinnen for its out-of-pocket expenses in connection with its engagement. The Company has also agreed to indemnify Sard Verbinnen against certain liabilities arising out of or in connection with its engagement.

     UBS was retained by the Company to act as financial advisor in connection with the Board’s evaluation of several possible strategic alternatives. In connection with such assignment, UBS is advising the Board with respect to Carlyle and BMCA proposals. The Company has agreed to pay UBS customary compensation for its services, a portion of which became payable upon the rendering of its opinion and a significant portion of which is contingent upon a sale of the Company, including the consummation of the Tender Offer. The Company has also agreed to indemnify UBS and certain related persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. UBS and its affiliates have, in the past, provided services to BMCA and certain affiliates of BMCA and to the Company and have acted as lender to BMCA and certain affiliates of BMCA unrelated to the Tender Offer, for which services UBS and its affiliates received compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of customers, the Company’s securities and/or the securities of BMCA and its affiliates, and, accordingly, may at any time hold a long or short position in such securities.

     Citigroup was retained by the Special Committee to act as its financial advisor in connection with a possible sale transaction involving the Company. The Company has agreed to pay Citigroup customary compensation for its services, which was payable upon the rendering of its opinions to the Special Committee in connection with the Carlyle merger agreements. The Company also has agreed to reimburse Citigroup for reasonable travel and other expenses incurred by Citigroup in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citigroup and certain related persons against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. Citigroup and its affiliates in the past have provided, currently are providing and in the future may provide, services to BMCA, for which services Citigroup and such affiliates have received, and expect to receive, compensation, including having acted or acting as joint lead arranger, joint book manager and administrative agent for, and as a lender under, certain credit facilities of BMCA. In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of the Company and BMCA for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. In addition, Citigroup and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with the Company, BMCA, Carlyle and their respective affiliates.

     Except as otherwise noted in this Item 5, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Tender Offer or Merger, except that solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interests in Securities of the Company.

     No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries, other than purchases by the Company of 1,892 Shares through stock option exercises and 1,024 Shares received by the Company for payment of taxes on restricted stock vesting.

Item 7. Purposes of the Transaction and Plans or Proposals.

     As discussed above, BMCA has made the BMCA Irrevocable Offer to enter into the Proposed Merger Agreement that would require it to amend the Tender Offer to improve the terms of the Tender Offer. If the Company accepts the BMCA Irrevocable Offer, the parties would enter into the Proposed Merger Agreement and the Offeror would amend the Tender Offer to reflect the terms of the Proposed Merger Agreement, which are more favorable to the Company and its shareholders than the current terms of the Tender Offer. If that occurs, the Board will make a revised recommendation with respect to such amended offer.

     The Board of Directors has determined that disclosure with respect to the possible terms of any transactions or proposals that might result from or be made during any of the negotiations referred to in this Item 7 (or any amendments or revisions thereto) might jeopardize continuation of any such negotiations. Accordingly, the Board of Directors has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

     Except as set forth in this Statement, the Company is not undertaking or engaged in negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Item 8. Additional Information to be Furnished.

(a) Tender Offer Conditions.

      The following information in this Item 8(a) is derived solely from the Offer to Purchase:

     According to the Offer to Purchase, the Offeror may extend or amend the Tender Offer in its sole discretion. In addition, the Offeror is not be required to complete the Tender Offer if, in its reasonable judgment, any of the following events shall occur or shall be determined by the Offeror to have occurred, which, in the reasonable judgment of the Offeror, and regardless of the circumstances giving rise thereto, makes it inadvisable to proceed with the Tender Offer and/or accept the Shares for payment or pay for the Shares:

     (1) there has been or will be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Tender Offer, the Company, the Offeror or any of its affiliates, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign that, in the reasonable judgment of the Offeror, would be expected to, directly or indirectly:

• make illegal or otherwise prohibit or materially delay consummation of the Tender Offer or the Merger or seek to obtain material damages or make materially more costly the making of the Tender Offer,

• prohibit or materially limit the ownership or operation by the Offeror or any of its affiliates of all or any material portion of the business or assets of the Company or any of its subsidiaries taken as a whole or compel the Offeror or any of its affiliates to dispose of or hold separately all or any material portion of the business or assets of the Offeror or any of its affiliates or of the Company or any of its subsidiaries taken as a whole, or seek to impose any material limitation on the ability of the Offeror or any of its affiliates or of the Company to conduct its business or own such assets,

• impose material limitations on the ability of the Offeror or any of its affiliates effectively to acquire, hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by the Offeror or any of its affiliates, or to finance the purchase price of the Shares,

• require divestiture by the Offeror or any of its affiliates of any Shares,

• result in a material adverse effect on the Offeror, any of its affiliates or the Company or the value of the Shares, or

• result in a material diminution in the benefits expected to be derived by the Offeror or any of its affiliates as a result of the Tender Offer or any merger or other business combination involving the Company; or

     (2) there has been or will be instituted or pending any action or proceeding by any governmental entity or third party seeking, or that would reasonably be expected to result in, any of the consequences referred to in the clauses of paragraph (1) above; or

     (3) the Offeror shall become aware of any change, circumstance, event or effect that has or will have occurred (or any development that has or will have occurred involving prospective changes) that is materially adverse to the business, operations, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or could reasonably be expected to have, in the reasonable discretion of the Offeror, a material adverse effect on the Company or the value of the Shares or, assuming consummation of the Tender Offer or the Merger, on the Offeror or any of its affiliates; or

      (4) there has or will have occurred, and continues to exist:

• any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States,

• any extraordinary or material adverse change in the price of the Shares or the financial markets or major stock exchange indices in the United States, or any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company,

• a change in the general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans,

• a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory),

• a commencement of a war, armed hostilities, terrorist attack or other national or international crisis involving the United States or a material limitation (whether or not mandatory) by any governmental entity on the extension of credit by banks or other lending institutions, or

• in the case of any of the foregoing existing at the time of the commencement of the Tender Offer, a material escalation or the worsening thereof; or

     (5) except as and to the extent publicly disclosed in a report filed by the Company with the Commission prior to the date of the Offer to Purchase, the Company or any of its subsidiaries shall have, directly or indirectly:

• split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization,

• acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities,

• issued, distributed or sold, or authorized, proposed or announced the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under the Company employee stock options outstanding prior to the date of the Offer to Purchase, in accordance with the terms of such stock options as publicly disclosed prior to the date of the Offer to Purchase), shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options to acquire, any of the foregoing,

• declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of the Company’s capital stock (except for regular quarterly cash dividends on the Shares not in excess of $0.05 per Share having customary and usual record dates and payment dates),

• altered or proposed to alter any material term of any outstanding security,

• issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities or incurred, or authorized or proposed the incurrence of, any debt other than in the ordinary course of business or any debt containing burdensome covenants,

• authorized, recommended, proposed, entered into or announced its intention to enter into an agreement with respect to, or to cause, any merger (other than the Merger), consolidation, liquidation, dissolution, business combination, acquisition of assets or securities, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business,

• authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that, in the reasonable judgment of the Offeror, could adversely affect either the value of the Company or any of its subsidiaries or the value of the Shares to the Offeror or any of its affiliates,

• amended or proposed, adopted or authorized any amendment to the Charter or By-Laws of the Company or the articles or by-laws or any other organizational documents of any of its subsidiaries,

• entered into any employment, severance or similar agreement, arrangement or plan with or for the benefit of any of its employees or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to the employees as a result of or in connection with the transactions contemplated by the Tender Offer, the Merger or any other business combination, or

• except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries; or

      (6) the Offeror shall become aware:

• that any material contractual right of the Company or any of its subsidiaries shall be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries shall become accelerated or otherwise become due or become subject to acceleration prior to its stated due date, in any case, with or without notice or the lapse of time or both, as a result of or in connection with the Tender Offer or the consummation by the Offeror, the Company or any other affiliate of the Company of the Merger or any other business combination involving the Company and the Offeror or any of its affiliates,

• of any covenant, term or condition in any of the instruments or agreements of the Company or any of its subsidiaries that, in the reasonable judgment of the Offeror, is or may be (whether considered alone or in the aggregate with other such covenants, terms or conditions) materially adverse to either the value of the Company or any of its subsidiaries or the value of the Shares to the Offeror or any other affiliate of the Offeror or the consummation by the Offeror of the Tender Offer or by the Offeror or any affiliate of the Offeror of the Merger or any other business combination (including, without limitation, any event of default that may occur as a result of or in connection with the Tender Offer or the Merger or any other business combination involving the Company, the Offeror or any non-competition, exclusivity, co-promotion or marketing or other arrangement), or

• that any report, document, instrument, financial statement or schedule filed with the Commission contained, when filed, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; or

      (7) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any person (including the Company or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or the Offeror shall have otherwise learned that:

• any person, entity (including the Company or any of its subsidiaries) or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) or any of its subsidiaries, through acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) or any of its subsidiaries, other than acquisitions of Shares for bona fide arbitrage purposes only,

• any such person, entity or group that, prior to the date of the Offer to Purchase, had filed such a Schedule 13G with respect to the Company with the Commission, shall have acquired or proposed to acquire (other than acquisitions of Shares for bona fide arbitrage purposes only), through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of additional shares of any class or series of capital stock of the Company (including the Shares) or any of its subsidiaries constituting 2% or more of any such class or series, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of shares of any class or series of capital stock of the Company (including the Shares) or any of its subsidiaries constituting 2% or more of any such class or series,

• any person, other than the Offeror or any of its affiliates, shall have made a public announcement reflecting an intent to acquire the Company or any assets or subsidiaries of the Company,

• any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or the Company or any of its subsidiaries shall have (i) granted to any person or group proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in the Offeror’s judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

     (8) any material approval, permit, authorization, favorable review or consent of any governmental entity (including those described or referred to in this Item 8(a)) shall not have been obtained on terms satisfactory to the Offeror, in its reasonable discretion; or

     (9) (i) the Offeror or any of its affiliates shall have entered into a definitive agreement or announced an agreement in principle with respect to the Merger or any other business combination with the Company or any of its affiliates or the purchase of any material portion of the securities or assets of the Company or any of its subsidiaries, or (ii) the Offeror or any of its affiliates and the Company shall have agreed that the Offeror shall amend or terminate the Tender Offer or postpone the payment for Shares pursuant thereto.

      In addition, according to the Offer to Purchase, the Tender Offer is conditioned upon:

     (1) there being validly tendered and not withdrawn prior to the expiration of the Tender Offer such number of Shares that, when added to the Shares already beneficially owned by the Offeror, shall constitute a majority of the Shares outstanding, on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options, warrants, or rights (other than the Rights)), on the date the Tender Offer expires;

     (2) the Offeror being satisfied, in its reasonable discretion, that, after consummation of the Tender Offer, Section 203 of the DGCL, will not prohibit for any period of time, or impose any shareholder approval requirement with respect to, the Merger or any other business combination involving the Company and the Offeror;

     (3) the Rights issued under the Company’s Rights Agreement having been redeemed by the Board, or the Offeror being satisfied, in its reasonable discretion, that the Rights are invalid or otherwise inapplicable to the Tender Offer and the Merger; and

     (4) the Offeror being satisfied, in its reasonable discretion, that the Tender Offer and the Merger have been approved for purposes of Article Thirteenth of the Company’s certificate of incorporation, or that the provisions of Article Thirteenth are otherwise inapplicable to the Tender Offer and the Merger.

(b) The Carlyle Amended Tender Offer and the Carlyle Amended Merger Agreement.

     On January 22, 2007, Carlyle increased the consideration to be offered pursuant to the tender offer by Carlyle Offeror to purchase all of the outstanding Shares, including the associated Rights, for $40.50 per Share (the “Carlyle Tender Offer”) to $42.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Carlyle Offer to Purchase”) contained in the Tender Offer Statement on Schedule TO, dated January 18, 2007, as amended by the Supplement to the Offer to Purchase (the “Carlyle Supplement”) contained in Amendment No. 1 to the Tender Offer Statement on Schedule TO, dated January 22, 2007 and in the related revised Letter of Transmittal (together, as amended, the “Carlyle Amended Tender Offer”). The Carlyle Amended Tender

Offer is being made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of January 15, 2007 (the “Carlyle Revised Merger Agreement”), by and among the Company, CGEA Investor, Inc., a Delaware corporation (“Carlyle Offeror”), and CGEA Holdings, Inc., a Delaware corporation (“Carlyle Parent”), as amended by the First Amendment thereto (the “Carlyle Merger Agreement Amendment”), dated as of January 21, 2007 (the Carlyle Revised Merger Agreement as so amended, the “Carlyle Amended Merger Agreement”).

     Pursuant to the Carlyle Amended Merger Agreement, Carlyle Offeror has agreed to, and Carlyle Parent has agreed to cause Carlyle Offeror to, make an offer to purchase all of the outstanding Shares, including the associated Rights, at a price of $42.00 per Share, net to the seller in cash (subject to applicable withholding tax), without interest, on the terms and subject to the conditions set forth in the Carlyle Amended Merger Agreement. Carlyle Offeror’s obligation to purchase Shares tendered in the Carlyle Amended Tender Offer is subject to a majority of the outstanding Shares being tendered in the Carlyle Amended Tender Offer, and other customary conditions. If the Carlyle Amended Tender Offer is completed, the Carlyle Amended Merger Agreement provides that, subject to the terms and conditions set forth therein, Carlyle Offeror would be merged with and into the Company, with the Company continuing as the surviving corporation (the “Carlyle Merger”). In the Carlyle Merger, all remaining outstanding Shares would be cancelled and converted into the right to receive the same per Share consideration paid for Shares in the Carlyle Amended Tender Offer.

     As described above, on January 29, 2007, the Company delivered a notice to Carlyle, with a copy to its outside legal advisor, informing Carlyle of the Company’s intent to terminate the Carlyle Amended Merger Agreement. On January 30, 2007, Carlyle notified the Company that it had determined not to submit a revised proposal in response to the notice sent by the Company to Carlyle of the Company’s intention to terminate the Carlyle Amended Merger Agreement. Carlyle also confirmed in writing that it was waiving the five business day period to which it is entitled under the Carlyle Amended Merger Agreement.

     A copy of the Carlyle Revised Merger Agreement and the Carlyle Merger Agreement Amendment are attached hereto as Exhibits (e)(2) and (e)(3), respectively, and are incorporated herein by reference in their entirety. The terms and conditions of the Carlyle Amended Tender Offer, related procedures and withdrawal rights, and the description of the Carlyle Amended Merger Agreement and related documents described and contained in Sections 1, 2, 3, 4, 11 and 14 of the Carlyle Offer to Purchase, as amended and supplemented by the Carlyle Supplement, are incorporated herein by reference.

(c) Rights Agreement Amendments.

     On November 5, 2006, the Board approved an amendment to the Rights Agreement (the “First Amendment”). The Rights Agreement previously provided that, with certain exceptions, an “Acquiring Person” would be defined as any person or group of affiliated or associated persons that was the beneficial owner of 15% or more of the outstanding Shares. The First Amendment lowered the beneficial ownership threshold for an Acquiring Person to 10%, thereby providing that an Acquiring Person would be any person or group of affiliated or associated persons that was the beneficial owner of 10% or more of the outstanding Shares. The First Amendment included an exception for persons or groups of affiliated or associated persons who beneficially owned, as of November 5, 2006, 10% or more of the outstanding Shares, unless and until any such person or group acquired additional Shares after November 5, 2006. The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by reference to Exhibit (e)(5), which is incorporated herein by reference.

     On December 18, 2006, in connection with the Company’s execution of the Carlyle Original Merger Agreement, the Company and the Rights Agent executed an amendment to the Rights Agreement (the “Second Amendment”). The Second Amendment provides that, among other things, neither the execution of the Carlyle Original Merger Agreement (as it may be amended) nor the consummation of the Carlyle Merger or the other transactions contemplated by the Carlyle Original Merger Agreement (as it may be amended) will trigger the separation or exercise of the Rights or any adverse event under the Rights Agreement. In particular, neither Carlyle Offeror, Carlyle Parent, nor any of their respective affiliates or associates will be deemed to be an Acquiring Person (as defined in the Rights Agreement) solely by virtue of the approval, execution, delivery, adoption or performance of the Carlyle Original Merger Agreement (as it may be amended) or the consummation of the Carlyle Merger or any other transactions contemplated by the Carlyle Original Merger Agreement (as it may be amended). The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to Exhibit (e)(6), which is incorporated herein by reference.

     At the meeting on January 14, 2007 the Board authorized and directed the officers of the Company to take all actions necessary to render the Rights inapplicable to the Carlyle Tender Offer, the Carlyle Original Merger Agreement (as it may be amended), and the transactions contemplated thereby, including the Carlyle Merger.

(d) Litigation.

     Subsequent to the announcement of the Carlyle Original Merger Agreement, on December 19, 2006, Call4U, Ltd. filed a complaint (the “Call4U Complaint”) captioned Call4U, Ltd. v. ElkCorp., et al., C.A. No. 2623-N, in the Court of Chancery of the State of Delaware, Newcastle County. The Call4U Complaint alleges that the plaintiff has brought the action on his own behalf and as a class action on behalf of all owners of Shares and their successors in interest, except defendants and their affiliates, and names as defendants the Company, its directors, and Carlyle. The Call4U Complaint alleges that the director defendants breached their fiduciary duties in connection with the Company’s entry into the Carlyle Original Merger Agreement, and that Carlyle aided and abetted those breaches of duty, and seeks relief including, among other things, preliminary and permanent injunctions prohibiting consummation of the Carlyle Merger and an accounting for damages and profits. The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibit (a)(2), which is incorporated herein by reference.

     On December 27, 2006, William E. Wetzel filed a complaint (the “Wetzel Complaint”) captioned William E. Wetzel v. Thomas D. Karol, et al., Case No. CC-06-18562-B, in the County Court of Dallas County at Law No. 2, Dallas County, Texas. The Wetzel Complaint alleges that it is a shareholder derivative action on behalf of the Company as nominal defendant, and names as defendants the Company’s directors and Carlyle. The Wetzel Complaint alleges that the director defendants breached their fiduciary duties and aided and abetted breaches of fiduciary duties in connection with the Company’s entry into the Carlyle Original Merger Agreement, and that Carlyle aided and abetted those breaches of duty, and seeks relief including, among other things, an injunction prohibiting consummation of the Carlyle Merger, declaratory relief, and imposition of a constructive trust upon any benefits improperly received by defendants.

     On January 22, 2007 the Court in the Wetzel litigation granted an ex parte temporary restraining order against the defendants, enjoining them from (i) declaring that a Distribution Date has occurred, as that term is defined in the Company’s Rights Agreement or causing the Company’s Rights Agent to issue any Rights Certificates to the Company’s shareholders; (ii) proceeding with, abiding by and/or honoring Section 7.3 of the merger agreement with Carlyle, which calls for the Company to pay a termination fee of $29 million under certain circumstances; and (iii) granting Carlyle Parent and/or Carlyle Offeror any option to purchase additional Shares. On January 25, 2007, the plaintiffs in the Wetzel matter agreed to dissolve the temporary restraining order entered on January 22, 2007 with the understanding that the Tender Offer would be held open until February 14, 2007, that no action would be taken pursuant to the Rights Agreement to block the Tender Offer before that date, that no action would be taken concerning the top-up provision of the merger agreement with Carlyle before that date, and that the Company would provide plaintiff with two business days’ notice of any payment of the termination fee under the merger agreement with Carlyle. The parties have also agreed to a schedule for limited discovery and to schedule a hearing on plaintiff’s application for a temporary injunction for February 9, 2007. On January 29, 2007, the Court entered the parties’ agreement to dissolve the temporary restraining order, to set the limited, agreed-upon discovery schedule, and to set a date for any hearing on any application for a temporary injunction as an order. Prior to the conclusion of the limited, scheduled discovery, on January 31, 2007, the plaintiff notified the Company that the plaintiff was moving for an emergency temporary restraining order prohibiting the payment of the termination fee and additional discovery, which would be heard by the Dallas County Court on February 1, 2007.

     The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibit (a)(3), which is incorporated herein by reference.

       The Company believes that each of these lawsuits is without merit and intends to defend these actions vigorously.

Item 9.	Exhibits.

Exhibit
Number	Description

(a)(1)	Letter, dated January 31, 2007, to ElkCorp shareholders*

(a)(2)	Complaint by Call4U against ElkCorp, its directors and Carlyle, filed December 19, 2006 (incorporated by reference to
Exhibit (a)(4) to the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on January 8, 2007)

(a)(3)	Complaint by William E. Wetzel against ElkCorp, its directors and Carlyle, filed December 27, 2006 (incorporated by reference to Exhibit (a)(5) to the Company’s Schedule 14D-9 filed with the Securities and Exchange Commission on
January 8, 2007)

(a)(4)	Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on
January 8, 2007, as amended on January 10, 2007 and January 16,2007

(a)(5)	Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on
January 19, 2007, as amended on January 19, 2007, January 22, 2007, January 23, 2007, January 30, 2007 and January 31, 2007

(a)(6)	Offer Letter, dated January 29, 2007, from BMCA Acquisition Inc., BMCA Acquisition Sub Inc. and Building Materials

Corporation of America, to the Special Committee of the Board of Directors of ElkCorp (incorporated by reference to
Exhibit (a)(1)(U) to Amendment No. 2 to Schedule TO of BMCA Acquisition, Inc. and BMCA Acquisition Sub, Inc. filed with the Securities and Exchange Commission on January 30, 2007)

(e)(1)	Excerpts from the Company’s Proxy Statement on Schedule 14A, dated September 22, 2006, relating to the Company’s
2006 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on September 18, 2006
(incorporated by reference to Exhibit (e)(1) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9
filed with the Securities and Exchange Commission on January 8, 2007)

(e)(2)	Amended and Restated Agreement and Plan of Merger, dated as of January 15, 2007, by and among CGEA Holdings, Inc.,
CGEA Investor, Inc., and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on
Form 8-K filed with the Securities and Exchange Commission on January 17, 2007)

(e)(3)	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of January 21, 2007, by and among
CGEA Holdings, Inc., CGEA Investor, Inc. and ElkCorp (incorporated by reference to Exhibit (e)(8) to the Company’s
Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the Securities and Exchange Commission on
January 22, 2007)

(e)(4)	Rights Agreement, dated as of July 7, 1998, between ElkCorp (formerly Elcor Corporation) and ChaseMellon Shareholder
Services, L.L.C., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K
filed with the Securities and Exchange Commission on May 26, 1998)

(e)(5)	Amendment to the Rights Agreement, dated as of November 5, 2006, by and between ElkCorp and Mellon Investor
Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on
November 6, 2006)

(e)(6)	Second Amendment to Rights Agreement, dated as of December 18, 2006, by and between ElkCorp and Mellon Investor
Services LLC (formerly known as ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on
December 18, 2006)

(e)(7)	Confidentiality Agreement, dated December 29, 2007, among ElkCorp, BMCA and Heyman Investment Associates
Limited Partnership (incorporated by reference to Exhibit (e)(6) to the Company’s Solicitation/Recommendation Statement
on Schedule 14D-9 filed with the Securities and Exchange Commission on January 8, 2007)

__________ * Filed herewith

SIGNATURE

     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

ELKCORP

By: /S/ Thomas D. Karol
Name: Thomas D. Karol
Title: Chairman of the Board and
Chief Executive Officer

Dated: February 1, 2007